Investment Agreement

among

Elec-Tech International Co., Ltd.,

Beijing AirMedia UC Advertising Co., Ltd.

and

Beijing Zhongshi Aoyou Advertising Co., Ltd.

This Agreement is executed by the following parties in Zhuhai on May 12th, 2013:

Investor:

Party A: Elec-Tech International Co., Ltd.

Address: No.1, Jinfeng Road, Tangjiawan County, Xiang Zhou Qu, Zhuhai, Guangdong, 519085

Legal Representative: Wang Donglei

The Original Shareholders:

Party B: Beijing AirMedia UC Advertising Co., Ltd.

Address: Room 130, Heping Road No.16, Yangsong County, Huairou District, Beijing, China, 101499

Legal Representative: Guo Man

Party C: Beijing Zhongshi Aoyou Advertising Co., Ltd.

Address: Room 2509, West Wing, 25th Floor, Guangqumenwai Street No.8, Chaoyang District, Beijng, China, 100022

Legal Representative: Feng Zhonghua

The Target Company:

Party D: Beijing Great View Advertising Co., Ltd.

Adress: No.10, Jiachuang Road, Opto-Mechatronics Industrial Base, Tongzhou Park, Zhongguancun Technology Park, Tongzhou District, Beijing, China, 101111

Legal Representative: Feng Zhonghua

Whereas, Beijing Great View Advertising Co., Ltd. (hereinafter referred to as the “Company” or the “Target Company”) is a company incorporated, in April 2009, and existing under the law of the People’s Republic of China with registered capital RMB50 million and currently the original shareholders are Party B, holding 78% of its registered capital, and Party C, holding 22% of its registered capital. Party B and Party C agree to introduce Party A as one of the investors of the Target Company and Party A agrees to invest RMB640 million into the Company and become a new shareholder.

I.	Definition

II.	Investment Prerequisite
2.1	The Parties hereby acknowledge that the investment obligation of the Investor shall be based on the following conditions:

2.1.1	The original shareholders and the Company have disclosed, in writing, to the Investor true, complete and full information of the Company in all material respects, including but not limited to the information concerning the assets, liabilities, equity, external guarantees etc;
2.1.2	During the transitional period, the Company does not go under any material adverse change; and without the written consent of the Investor, the Company or any of its holding subsidiaries shall not reach any joint venture, cooperation, partnership contract with the Company or its controlled subsidiaries as a party or directly set up wholly-owned sub-company, and there shall be no distribution of profits;
2.1.3	During the transitional period, the original shareholders shall not transfer part or all of their equity interest in the Company to a third party other than the shareholders of the Company;
2.1.4	During the transitional period, the Company, as an entity with continued operation, does not involve and shall not have any material illegal activities, and except the assets disposal or liabilities in the ordinary course of business, the company has not disposed of its material assets or set guarantees or assumed any significant debt (including contingent liabilities), otherwise, the Investor shall be promptly notified;
2.1.5	The original shareholders and the Company warrant the actual existence of the relevant Chinese Sinopec gas station advertising screen contracts, and their contractual rights and interests belong to the Company.
2.2	If the original shareholders or the Company breach the investment prerequisite terms of this Agreement, Party A is entitled to unilaterally terminate this Agreement and recover the investment funds and requires the original shareholders to bear joint and several liability.

III.	Investment Program
3.1	The Parties agree that the Investor invests into the Company RMB640 million in total (the "Investment") by installments and the first contribution shall be not less than 20% of the Investment, and acquires 21.27% of the equity interest in the Company in total. The latest date to complete the Investment shall be March 31, 2014.
3.2	Prior to the investment, the shareholding structure of the Company was:
1)	Beijing AirMedia UC Advertising Co., Ltd. invested RMB39 million, holding 78% equity interest of the Target Company;
2)	Beijing Zhongshi Aoyou Advertising Co., Ltd. invested RMB11 million, holding 22% equity interest of the Target Company.
3.3	After the Investment is completed, the shareholding structure of the Company will be:
1)	Beijing AirMedia UC Advertising Co., Ltd. invested RMB39 million, holding 61.41% equity interest of the Target Company;
2)	Beijing Zhongshi Aoyou Advertising Co., Ltd. invested RMB11 million, holding 17.32% equity interest of the Target Company;
3)	Elec Co., Ltd. invested RMB13.51 million, holding 21.27% equity interest of the Target Company.
3.4	The Parties hereby agree, upon the satisfaction of the investment prerequisite under Section 2.1 of this Agreement, the Investor shall inject the Investment by installments to the bank account designated by the Company in accordance with Section 3.1 of this Agreement.

3.5	The Parties hereby agree, the Investor’s obligation of contribution under this Agreement shall be deemed completed should the Investor have paid the Investment in accordance with Section 3.4 of this Agreement.
3.6	The original shareholders hereby warrant that the Investor's entire Investment shall be utilized for the sole purpose of purchasing LED screens from the Investor or its subsidiaries, and the purchase contracts shall be executed together with this Agreement, with the purchase price and the time of payment corresponding to the Investment and time of payment under this Agreement. The purchase price shall be paid to the Investor/supplier in ten (10) business days as of the completion of the capital verification of the Investment or in other term otherwise agreed by the Investor/supplier.
3.7	In the event that on or before June 30, 2014, the Company incurs operating losses, such losses shall be borne by the original shareholders, instead of the Party and for any earnings incurred, it shall be distributed to the original shareholders and the Investor in proportion to their respective ownership in the Company. From July 1, 2014 onward, the operating results shall be proportionately shared by the shareholders in accordance with their respective ownership in the Company.
3.8	In the event that any bad debt incurred prior to the date of registration of the first round Investment with the State Administration of Industry and Commerce that has been injected by the Investor according to the term as agreed under this Agreement shall be borne by the original shareholders.

IV.	Handling of the Relevant Formalities

V.	Corporate Governance
5.1	The original shareholders agree and warrant that after the investment is completed, the company's board of directors shall consist of five members, including two directors delegated by Party B, two directors delegated by Party C (one of which shall be nominated by Party B, and the other director shall be nominated by the Investor), and one director delegated by Party A, and the chairman of the board shall be one of directors appointed by Party B.
5.2	The original shareholders hereby agree that the following issues shall be approved by shareholders representing three-fourth or more of the voting rights: (1) to decide on the operational policy and investment plan of the company; (2) to elect or replace directors and supervisors who are not representatives of the staff and workers, and to decide on matters concerning the remuneration of the directors and supervisors; (3) to examine and approve reports of the board of directors; (4) to examine and approve reports of the board of supervisors or the supervisors; (5) to examine and approve the annual financial budget plan and final accounts plan of the company; (6) to examine and approve the company’s plans for profit distribution and for making up losses; (7) to adopt resolutions on the increase or reduction of the registered capital of the company; (8) to adopt resolutions on the issue of corporate bonds; (9) to adopt resolutions on the merger, division, dissolution, liquidation or transformation of the company; (10) to amend the articles of association of the company.

5.3	The following issues shall be approved by two-third or more of the directors, which shall include the director assumed by the representative of the Investor: (1) to purchase significant assets (excluding equipment procurement), to dispose significant assets, to incur bank loans and to provide external guarantees; (2) to draw up the budget plan and final accounts plan, plans for the increase or reduction of the registered capital, plans for profit distribution, plans for the merger, division, dissolution and transformation of the company and plans for dissolution and liquidation of the company; (4) to decide on the operational plans and investment plans of the company; (5) to decide on the appointment or dismissal of the senior management (deputy general manager or above); (6) to execute, amend or terminate material contracts in excess of RMB 10 million, excluding the contracts concluded during the course of daily operation (including contracts on equipment procurement, sales of advertising and resources contracts).
5.4	Party A shall be entitled to appoint a deputy general manager to be in charge of the equipment management and understanding of the company’s entire operation; Party A shall be entitled to appoint a financial manager to be responsible for the overall understanding of the company's financial operations and significant expenditures (RMB1 million and above).

VI.	Notice and Service

VII.	Breach of Contract and Liabilities

VIII.	Amendment and Termination of the Contract

IX.	Disputes Settlement
9.1	The validity, interpretation and performance of this contract shall be governed by the laws of the People’s Republic of China.
9.2	Any dispute arising from or related to this contract shall be first resolved through friendly consultation. In case the dispute cannot be resolved through the foregoing measure, the dispute shall be submitted to the courts with jurisdiction at where the defendant located.

X.	Supplementary Provisions

Party A: Elec-Tech International Co., Ltd.

Authorized representative: /s/ Elec-Tech International Co., Ltd.

Party B: Beijing AirMedia UC Advertising Co., Ltd.

Authorized representative: /s/ Beijing AirMedia UC Advertising Co., Ltd.

Party C Beijing Zhongshi Aoyou Advertising Co., Ltd.:

Authorized representative: /s/ Beijing Zhongshi Aoyou Advertising Co., Ltd.

Party D: Beijing GreatView Media Advertising Co., Ltd.

Authorized representative: /s/ Beijing GreatView Media Advertising Co., Ltd.